Mail Stop 4561

February 23, 2009

Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099
Also via facsimile at: (313) 227-1822

      Re: Compuware Corporation
            Form 10-K for the Fiscal Year Ended March 31, 2008
            Filed on May 30, 2008
            Form 10-Q for the Quarterly Period Ended September 30, 2008
            Filed on November 7, 2008
            File No. 000-20900

Dear Mr. Karmanos:

      We have completed our review of your Form 10-K and related filings and your response letter dated February 10, 2009, and we have no further comments at this time on the specific issues raised.

                          Sincerely,

                          Barbara C. Jacobs
                          Assistant Director